EXHIBIT 99.4
Telkom SA Limited
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
(“Telkom” or “the Company”)
Results of the YeboYethu Limited (“YeboYethu”) public offer
Shareholders are referred to the announcement below issued by Vodacom Group (Proprietary) Limited (“Vodacom”).
1. Introduction
Vodacom and YeboYethu are pleased to announce that the public offer (“Public Offer”) for YeboYethu ordinary shares (“Shares” or each a “Share”), which closed on 11 September 2008, has been a resounding success. The Public Offer attracted 102,531 valid applications and was almost three times subscribed.
2. Results of the Public Offer
Members of the black public, black controlled groups and Vodacom’s black business partners (collectively, “Black Participants”, which includes qualifying African, Coloured, Indian and Chinese people) were invited in terms of a prospectus (“YeboYethu Prospectus”) to apply for 14.4 million Shares:
•	102,531 valid applications for a total amount of R946 million were received;

•	86% of valid funds received came from black individuals, with 14% from black controlled companies;

•	49% of the valid individual applications were received from black women; and

•	Almost 60% of the valid applicants applied for the minimum subscription of 100 Shares and will receive 100% of their valid application amount.
The results of the Public Offer are summarised in the table below:

	Number of applicants	Amount applied for (R 'million)
Black individuals:	100,474	814.9
- Women	48,977	318.5.9
- Men	51,497	490.6
Black groups	1,915	122.8
- 100% black women	406	8.4
- 100% black owned	1,288	89.5
- Other black groups	221	24.9
Black business partners	142	14.1
Total	102,531	946
3. Basis of allocation
To achieve a broad-based shareholding of YeboYethu, Shares were allotted using a “bottom-up” approach so as to prioritise the acceptance, in whole or in part, of applications for smaller numbers of shares over those for larger numbers of shares.
Preference was given to:
•	Black business partners;

•	Black women; and

•	Black groups with a higher percentage of black women and black ownership and control.
Business partners subscribed for approximately 566,000 Shares, resulting in all business partners receiving their full allocation.
The minimum subscription for the Public Offer was for 100 Shares of R25 each. In terms of the general principles applied to the allocation process for eligible applications:

•	All eligible applicants will receive the minimum amount of 100 Shares (R2,500), underscoring Vodacom’s objective of achieving a truly broad-based empowerment transaction;

•	Other than black business partners, no eligible applicant will be allocated more than 200,000 shares (R5 million);

•	Shares will only be allocated in multiples of 100 shares (R2,500); and

•	No eligible applicant will receive less than 10% of what they applied for.
Unless applications were disqualified for reasons described in the YeboYethu Prospectus, applications were accepted, in full or in part, based on the principles described above.
4. Refunds
Refunds for applications not accepted in full and ineligible applications will commence on or about 13 October 2008 by electronic funds transfer into each affected applicant’s specified transactional bank account.
Amounts to be refunded will carry interest calculated from 11 September 2008 (closing date) until the date of the refund at 5% per annum for the first R1 million and 7% per annum for amounts in excess of R1 million.
5. Welcome pack
As stated in the YeboYethu Prospectus, the original Share certificates issued in respect of the Public Offer will be retained by the YeboYethu transfer secretary to ensure compliance with the restrictions on disposal and encumbrances of the Shares.
Information will be posted to all applicants on or about 13 October 2008 to inform them, inter alia, of the status of their applications, including, the extent to which their applications were accepted, the number of Shares that will be allotted and issued to them and the amount of refunds, if any, together with interest thereon.
All applicants may call the YeboYethu call centre on 082 19326 or 0800 22 9326 with any queries.
Pretoria
8 October 2008
Sponsor: UBS